

August 30, 2013

Via E-mail
Michelle LaCour
Chief Executive Officer
Resort Savers, Inc.
1004 Commercial Ave., #509
Anacortes, WA 98221-4117

  Re: Resort Savers, Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed August 16, 2013
    File No. 333-187437

Dear Ms. LaCour:

  We have reviewed your responses to the comments in our letter dated July 24, 2013 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Fee Table

1. You disclosed that you have relied upon Rule 457(c) under the Securities Act of 1933 for the calculation of your registration fee. Because your common stock is not traded on any public market, Rule 457(c) does not appear to be the applicable subsection to calculate the fee. Given that you are registering a number of shares, please revise to indicate that you are registering under Rule 457(a) of the Securities Act or advise us as to why this is not necessary. For guidance, refer to Rule 457(a) of the Securities Act and to Question 240.01 of the Securities Act Rules Compliance and Disclosure Interpretations.

Certain Relationships and Related Transactions, page 37

2. We note your response to our prior comment 7 and your revised disclosure. Please reconcile the new disclosure on page 37 with Note 6 ("Related Party Transactions") of the Financial Statements. Revise accordingly.

Exhibit 99, Subscription Agreement

3. Please delete the second sentence from subscriber representation 5, as it is not appropriate to ask subscribers to represent that they have reviewed the prospectus and have had the opportunity to ask management questions regarding the prospectus.

You may contact Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        James B. Parsons
        Parsons/Burnett/Bjordahl/Hume, LLP